As submitted to the Securities and Exchange Commission on October 28, 2016.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-K
ANNUAL REPORT
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended June 30, 2016
STREETSHARES, INC.
(Exact name of issuer as specified in its charter)
Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)
StreetShares Notes
(Title of each class of securities issues pursuant to Regulation A)
1985 Isaac Newton Square West, Suite 103 Reston, VA 20190
Telephone: (571) 325-2966
(Address, and telephone number principal executive offices)
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103 Reston, VA 20190
Telephone: (571) 325-2966
(Name, address, and telephone number, of agent for service)
with copies to:
David G. Toro, Esq.	Brian S. Korn, Esq.
General Counsel and Chief Compliance Officer StreetShares, Inc. 1985 Isaac Newton Square West, Suite 103 Reston, VA 20190 Telephone: (571) 325-2966	Manatt, Phelps & Phillips, LLP 7 Times Square New York, NY 10036 Telephone: (212) 790-4500

Part II
Item 1.
BUSINESS
Overview
StreetShares, Inc. (hereafter also referred to as “Us”, “We”, “the Company”) is an early-stage, venture-capital funded Company that lends to small businesses through an online platform. We currently provide secured and unsecured commercial loans, as well as flexible draw loans/lines of credit products. All distribution takes place on our online platform at www.streetshares.com.
Our mission is to provide an alternative to costly cash-advance and “payday”-type small business lenders. We are run by military veterans and have a particular focus on providing veteran and military family-owned small businesses with fair and transparently-priced small business loans.
As of June 30, 2016, we had 22 full-time employees. We have one office, located outside of Washington D.C., in Reston, Virginia. As of June 30, 2016, we had facilitated the issuance of over $10 million in loans since inception.
We currently offer fully amortizing, term loans for terms of 3 months, 6 months, 1 year, 18 month, 2 years, and 3 years, as well as flexible draw loans/lines of credit. We focus on making small business loans from $2,000 to $100,000, with some exceptions. In the future, we may make larger loans or introduce other products. StreetShares loan products are subject to change as market needs dictate.
We use technology, data analytics, and our proprietary credit scoring model to assess the creditworthiness of each small business borrower applicant. If the applicant meets our criteria, we fund a portion of the loan ourselves, setting the loan’s interest rate according to our credit and financial models, and place the remaining portion onto our funding platforms for our investors to review and to invest in, if they so choose. We currently fund the loans with a variety of sources, including our direct lending account and funds from institutional, accredited (Reg. D), and retail (Regulation A+ a.k.a. “Reg. A+”) investors.
Under our business model, we generate revenue in multiple ways: through success and/or origination fees charged to borrowers, servicing fees charged to investors, and interest generated from the portion of each loan that we fund through our direct lending account.
StreetShares Platforms
We currently operate two different online funding platforms: StreetShares Basic and StreetShares Pro. StreetShares Notes (which are offered to retail clients under SEC Regulation A) will only be offered on the StreetShares Basic site. StreetShares Pro offers payment-dependent notes to “accredited” and institutional investors under SEC Regulation D.
StreetShares Notes
StreetShares Notes are available to retail investors, who purchase notes through our StreetShares Basic platform. Funds from the sale of StreetShares Notes are added to funds from the Company’s direct lending account, funds from institutional capital providers, and funds from accredited investors to collectively fund our loans. StreetShares Notes are sometimes offered by StreetShares under an affinity marketing name, such as “Veterans Business Bonds” on the website.
StreetShares Notes are fully recourse to us, regardless of payments received by any specific small business customer of ours. StreetShares Note investors are provided with an electronic note directly from the Company. All notes earn the designated annual rate. These loans are callable at any time by us. That is, we may repurchase StreetShares Notes from investors at any time at the par value of outstanding principal plus the interest accrued through the repurchase date. StreetShares notes are held on our platform in electronic form and are not listed on any securities exchange. Selling of StreetShares Notes to third parties is prohibited unless expressly permitted by us. StreetShares Notes can be viewed at any time by accessing the “My docs” tab in the investor’s account. These notes are only accessible by the individual investor and cannot be accessed unless the investor enters login-credentials. All notes must be held by StreetShares investor members. The default term for StreetShares Notes is currently 36 months, with the option for the Company to call, redeem, or prepay at any time. The terms of StreetShares Notes that we may issue in the future are subject to change by us at any time prior to issuance.
The offering of StreetShares Notes is being conducted as a continuous offering pursuant to Rule 251(d)(3) of the Securities Act, meaning that while the offering of securities is continuous, sales of securities may happen sporadically over the term of the offering as we are able to process subscriptions. As a result, the active acceptance of investors, whether via the StreetShares platform or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to certain individuals to allow the Company time to effectively and accurately process and settle subscriptions that have been received.
StreetShares Note investors will have the opportunity to interact on the site with a sample of our small business customers to enhance the social affinity experience of the site. Proceeds from the sales of StreetShares Notes may be used for any purpose, including to fund a specific loan, fund a pool of loans (such as loans to veteran-owned small businesses), or used for general corporate purposes. We retain final discretion over the use proceeds.
StreetShares Borrower Members
StreetShares lends to qualified borrower members who meet our business and credit qualifications and are approved through our underwriting platform. In order to borrow on our platform, borrower members must display characteristics indicative of creditworthiness. These include factors such as revenue, time in business, number of employees, assets or inventory and financial and credit variables. StreetShares is currently authorized to lend in 45 states and the District of Columbia. StreetShares state-by-state lending authorization is subject to change as market conditions and regulatory burdens dictate.
A business may apply for a loan through our website. To do so, borrower members are required to provide us with relevant financial and business data about their business and the personal guarantor(s), if applicable. We use multiple methods to verify this information. Additionally, borrower members are required to provide us with their bank account information and must verify that they are in fact the owner of the bank account before a loan is issued to the business.
Currently, loan requests must be between $2,000 and $100,000 for either a 3 month, 6 month, 1 year, 18 month, 2 year, or 3 year loan term, or a flexible draw/lines of credit. Loan products are subject to change.
Distinctive Characteristics and Risks
The Company’s business model is subject to high regulatory burdens. The lending industry is highly regulated by state and federal regulators, as is the issuance of securities. Changes in regulations, or in the way state or federal regulations are applied to our business, or increased cost due to these regulations, or inadvertent regulatory mistakes, could all adversely affect our business. Compliance with newly-implemented amendments to Regulation A and reporting to the SEC could be more costly than anticipated.
The Company is an alternative lender, and the new online alternative lending industry has yet to endure a major adverse phase in the credit cycle. Worsening economic conditions nationwide or across the lending industry may result in decreased demand for our loans, cause our customers’ default rates to increase, or harm our operating results.
Finally, the Company is an early-stage startup with a history of net operating losses, and we may not become profitable. We rely on outside capital to grow loan volume and our business, and our business may not be able to adequately scale its loan product distribution. Holders of StreetShares Notes are exposed to the credit risk of the Company.
Investors should read this report, our other filings with the SEC and the Offering Statement filed with the SEC with respect to the StreetShares Notes for a full list of potential risks related to the industry, the Company, and StreetShares Notes.

Underwriting Process
In order to qualify, business borrower applicants must be approved through our proprietary underwriting process, which analyzes credit and financial data of both the business and the business owner. Our proprietary credit loss prediction model is based on several business demographic factors (including business revenue, age of business, cash flows, and other variables) combined with certain consumer bureau attributes (including income, revolving debt, personal credit score(s), delinquency history, age of credit file, and number of inquiries). If the applicant passes the initial underwriting criteria, the business is assigned a proprietary StreetShares Score. The determination of what loan dollar amount to approve, how the portion funded through our direct lending account will be priced, and whether to include a blanket lien is based on the above analysis, as well as additional factors (including length of loan, estimated default rates by type and grade, and general economic environment). At that point, the loan request is approved for placement on the StreetShares platform for funding.
Treatment of Investor Balances
StreetShares Note investors are required to pre-fund their StreetShares accounts. These funds are held in a bank account under a separate, but wholly owned subsidiary of StreetShares, Inc. These bank accounts are currently held at EagleBank, headquartered in Bethesda, MD. StreetShares Note investors have no direct relationship with EagleBank. StreetShares may change the bank used to hold these funds from time to time.
Loan Servicing
StreetShares has built a platform accessible by customers through online account servicing. StreetShares manages investor servicing in-house. Loan servicing is managed by Portfolio Financial Servicing Company (“PFSC”), a 24-year-old servicer of contracts for both commercial and consumer portfolios. PFSC has over $20 billion in assets under management as primary servicer, successor servicer, and backup servicer.
Fees
Unlike our institutional and accredited investors, StreetShares Note investors are not charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense. StreetShares Note investors who withdraw their funds before the anniversary of their first investment are subject to a 1% withdrawal fee that is capped at the amount of interest accrued at the time of withdrawal.
Portfolio Information
If an applicant and the business pass the initial underwriting criteria, the borrower member is assigned a proprietary StreetShares Score. StreetShares Score ranges are grouped into five Risk Grades (A through E). Our portfolio data on those loans is summarized below:
Loans issued from July 1, 2015 through June 30, 2016 by Grade
	Loan Grade
Metric	A	B	C	D	E	Total/Average
Number of Loans	62	98	78	82	50	370
Average Interest Rate	12.9%	17.6%	20.1%	22.7%	27.1%	19.8%
Total Amount Issued	$2,405,000	$2,350,700	$1,413,000	$1,201,000	$413,501	$7,783,201
Average Business Age (Yrs)	5.7	6.2	5.2	5.2	4.8	5.5
Average Owner Income	$195,888	$156,493	$136,404	$106,595	$116,070	$142,338
Average Business Revenue	$1,589,186	$820,213	$626,203	$585,606	$408,887	$800,590

	Loan Grade
Metric	A	B	C	D	E	Total/Average
Average FICO	767	718	692	673	661	703
Average # of Employees	8.9	7.3	7.6	5.4	5.3	6.9
Expected Loss Range (Ann’d %)(1)	(0.5% – 5.2%)	(3.3% – 6.8%)	(4% – 8.5%)	(5.4% – 11.8%)	(8.6% – 18.3%)	(0.5% – 18.3%)
Loans issued from July 1, 2014 through June 30, 2015 by Grade
	Loan Grade
Metric	A	B	C	D	E	Total/Average
Number of Loans	13	22	29	32	9	105
Average Interest Rate	15.5%	19.4%	22.5%	26.8%	26.2%	22.6%
Total Amount Issued	$460,225	$586,950	$665,501	$457,500	$90,500	$2,260,676
Average Business Age (Yrs)	3.8	4.8	5.6	4.3	4.3	4.7
Average Owner Income	$172,308	$171,055	$145,169	$110,186	$115,429	$140,742
Average Business Revenue	$1,441,109	$1,329,249	$1,088,906	$463,436	$536,380	$944,891
Average FICO	755	725	709	687	671	708
Average # of Employees	11.8	13.9	8.9	3.6	5.8	8.4
Expected Loss Range (Ann’d %)(1)	(0.6% – 4.7%)	(3.3% – 8.1%)	(5% – 9.3%)	(6.9% – 13.7%)	(10.3% – 16.4%)	(0.6% – 16.4%)

(1)
This rate represents management’s estimate at the time of origination of the credit performance over the life of the loans, including the effect of expected future possible events. This rate is not a proxy for the estimate of the incurred losses inherent in the portfolio at the measurement date.

Delinquencies
As of June 30, 2016, StreetShares has 5 outstanding loans that have not made any payments in 90+ days and 8 loans that have been charged off against our allowance for loan losses, representing an aggregate principal balance of  $178,822.
Tax and Legal Treatment
StreetShares Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be declared in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a Certified Public Accountant.
We are regulated state-by-state as a nonbank, commercial lender. State legal standards are sometimes unclear and are subject to change, but we obtain necessary licenses and registrations where clearly required in each state where we lend. Most states do not require us to obtain licenses for our commercial lending activities, as currently structured. We currently hold a California Finance Lender License. As a lender, we are generally subject to the lending laws of our home state of Virginia and possibly the home state of the borrower. We maintain a dialogue with regulators in states in which we operate to ensure we run our business within the bounds of the law and the principles of fairness and goodwill.
We are not subject to any bankruptcy, receivership, or similar proceedings. We are not subject to legal proceedings others than those in the ordinary course of business (e.g., collections against defaulting borrowers).

Item 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Overview
We are an online platform for small business loans. As of June 30, 2016, we have originated more than $10 million in loans and collected more than $5.4 million in customer payments since we made our first loan in July 2014. We generate revenue through success and origination fees, servicing fees we charge to institutional and accredited investors, and interest generated by the portion of each loan we fund through our direct lending account. As an early-stage startup, rapid growth in both revenue and expenses is expected.
Operating Results
Revenues
For the fiscal year ended June 30, 2016, we had revenues of  $369,236 compared to $94,574 in the fiscal year ended June 30, 2015. The increase is a result of the growth of our lending operations and the recognition of success fees, origination fees, servicing fees, and interest revenues.
Operating Expenses
For the fiscal year ended June 30, 2016, we had operating expenses of  $3,592,113 compared to $2,019,606 in the fiscal year ended June 30, 2015. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and professional fees. The significant year over year increase is due to Company growth over that time period.
Liquidity and Capital Resources
Sources of Liquidity
To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, bank lines of credit, revenues, and institutional and accredited investments in our loans.
Equity and Convertible Debt Financings
In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.4 million from the sale of convertible promissory notes that converted to preferred stock pursuant to our February through June 2016 Series A Round equity raise of an additional nearly $5.5 million. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes.
Lines of Credit
In June of 2014 and December 2014, we closed on lines of credit from EagleBank for a maximum of $100,000 and $400,000, respectively. As of June 30, 2016, both lines of credit were closed and our balance under both lines was $0. In December 2015, the Company closed on an additional line of credit from Endeavor Capital Management, LLC for a maximum amount of  $350,000. As of June 30, 2016, our balance under this line was $252,567. Endeavor Capital Management, LLC is an affiliate of Endeavor Equity Holdings LLC, which has made an equity investment in StreetShares, Inc. and holds a board seat.

Operating Activities
Cash flows from operating activities primarily include net losses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.
Operating and Capital Expenditure Requirements
Approximately $5.5 million in new funds was raised during our February through June 2016 Series A Round equity raise. Those funds, together with our existing cash reserves, borrowing capacity under our current debt lines, and access to institutional investor, accredited investor, and Reg A investor capital to fund loans, is sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan. If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. We intend to raise an additional equity “B Round” in the next year. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.
Trends and Key Factors Affecting Our Performance
Investment in Long-Term Growth
The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.
Originations
Our revenues have grown since our inception in 2013 primarily as a result of launching our first loan product in July 2014 and subsequent growth in originations. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.
Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these investors as well as continue to increase our analytics spending to better identify potential borrowers. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct and strategic partner channels. As we have invested more funds in our marketing efforts, such as conference sponsorship and speaking events, and focused on growing strategic partnerships, the relative share of each channel to our originations to new customers and to all customers has increased. We expect this trend to continue to the extent that we increase our investment in our direct and strategic partner channels.
We believe the behavior of our repeat borrowers will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue.

Summary of Critical Accounting Policies
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this report (see pages F-7 – F-12), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.
Cash and Cash Equivalents
The term “cash”, as used in the accompanying consolidated financial statements, includes currency on hand in checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation limits. As of June 30, 2016, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant credit risk.
Loan Assets
We originate term loans that can be categorized as short-term (maturity less than 1 year) and long-term (maturity greater than 1 year). We value the full value of our loans at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. As of June 30, 2016, we had originated 475 term loans and/or line of credit draws and reported $5,839,953 in loan assets.
Allowance for Loan Losses
The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.
We evaluate the creditworthiness of the portfolio on an aggregated basis. We use a proprietary forecasted loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective, as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. As of June 30, 2016, we had originated 475 term loans and reported $5,839,953 in loan assets. As of June 30, 2016, we have charged off 8 loans, with a combined principal balance of  $178,822.
Impaired and Charged Off Loans
Our loans are paid back on a weekly basis. We consider a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in our judgment, will continue to make their payments as scheduled.
Generally, after 150 days of delinquency, we will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when we determine it is probable that they will be unable to collect all of the remaining principal payments. As of June 30, 2016, we have charged off 8 loans, with a combined principal balance of $178,822.
Property, Equipment, and Software
Property, equipment and software (“PE&S”), consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 5-year useful life. All other PE&S assets are estimated to have a 2 – 5 year useful life or lease-term, if shorter, for leasehold improvements.
Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs are capitalized beginning when the preliminary project stage is completed, we have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.
Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.
Loans and Payable to Investors
The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower and available for purchase by accredited (Reg. D) investors. Investors specify the amount to fund of each loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the investor receives the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. At this time, StreetShares MPDNs are available to accredited (Reg. D) investors only.
Revenue Recognition
The Company generates revenue primarily through interest, origination fees, late/other fees, and servicing fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next scheduled payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method.
Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portions of these fees are provided to the loan investors on a weighted basis by principal invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.
Income Taxes
We recognize deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.
Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.
We file income tax returns in the United States for federal, state, and local jurisdictions, where necessary. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2016, includes all returns filed since our inception. No income tax returns are currently under examination by taxing authorities.
Accounting for Stock-Based Compensation
Our stock based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. For the period July 15, 2013 (inception) through June 30, 2016, the Company has incurred $18,948 of stock-based compensation expense.
Advertising Costs
All advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2016 was $579,331.
Item 3.
MANAGEMENT
Our executive officers and directors, and ages are as follows:
Name	Age	Position	Term of Office
Executive Officers:
Mark L. Rockefeller	39	Chief Executive Officer, Co-Founder	Since December 2013
Michael Konson	43	Chief Operating Officer, Co-Founder	Since December 2013
Madhur Grover	35	Chief Credit Officer	Since March 2015
David Toro	41	General Counsel & Chief Compliance Officer	Since September 2016
Jesse Cushman	33	Principal Finance and Accounting	Since May 2014

Name	Age	Position	Term of Office
		Officer, Vice President of Finance
Non-Executive Directors:
Alexander Acree	36	Director	Since February 2016
Gary Simanson	56	Director	Since February 2016
David Wasik	45	Director	Since March 2016
Mark L. Rockefeller
Mr. Rockefeller co-founded StreetShares and has served as our Chief Executive Officer and a member of our Board of Directors since the Company’s inception. Mr. Rockefeller began his career as a military officer, attorney, and federal prosecutor. Following service in Iraq and separation from the military, he joined the global financial services law firm Milbank, Tweed, Hadley & McCloy LLP, where his practice focused on securities, bankruptcy, and financial services litigation. He holds a Bachelor’s degree in finance, MBA, JD, and LLM degrees. He is a graduate of Columbia Law School and a term member of the Council on Foreign Relations.
Michael (“Mickey”) Konson
Mr. Konson co-founded StreetShares and has served as our Chief Operating Officer and member of our Board of Directors since the Company’s inception. Prior to StreetShares, he spent nearly 12 years at Capital One Bank, where he was the lead executive for Capital One’s consumer retail bank business, and was the Senior Credit Officer for the retail bank. Mr. Konson also spent five years working in a variety of credit, marketing and operational leadership roles at Capital One’s small business unit. Previously, Mr. Konson was an analyst at McKinsey & Co. where he served clients from Africa and Europe. He holds business and law degrees from the University of Cape Town and an MBA from Harvard Business School.
Madhur Grover
Mr. Grover is StreetShares’ Chief Credit Officer. Previously, Mr. Grover spent 10 years at Capital One Bank, where his experience includes credit risk management, marketing, and strategy development. He led Capital One’s Credit Card Balance Transfer program. Prior to that, Mr. Grover led key projects in small business banking, auto finance, healthcare, and home improvement finance. He received his Master’s in industrial engineering from Texas A&M University and is a CFA charter-holder.
David Toro
Mr. Toro is StreetShares’ General Counsel and Chief Compliance Officer. Prior to joining StreetShares, Mr. Toro worked at Capital One, managing teams focused on regulatory compliance across the retail banking and anti-money laundering divisions. Mr. Toro started his career as a litigator for a law firm specializing in constitutional and criminal law. He holds a Bachelor’s degree in political science, a JD from the University of Connecticut, and an MBA from the University of Maryland.
Jesse Cushman
Mr. Cushman is StreetShares’ Vice President of Finance, Principal Financial & Accounting Officer, and Corporate Secretary. Prior to joining StreetShares, Mr. Cushman was a trading manager at CLS Investments and an equity and debt trader for various hedge funds in Connecticut. Mr. Cushman holds a Bachelor’s degree in finance from Fairfield University and an MBA from Georgetown University’s McDonough School of Business.

Alexander Acree
Mr. Acree is a member of the StreetShares’ Board of Directors representing Fenway Summer Ventures, a StreetShares’ equity investor. Mr. Acree is the Managing Director of Fenway Summer Ventures GP, LLC, the General Partner of Fenway Summer Ventures. He was previously an Associate with Gibson, Dunn & Crutcher LLP. He holds a J.D. from Yale Law School and an MBA from Yale School of Management.
Gary Simanson
Mr. Simanson is a member of the StreetShares’ Board of Directors representing Endeavor Equity Holdings, LLC, a StreetShares’ equity investor. Mr. Simanson is the Manager of Endeavor Equity Holdings, LLC, a venture capital fund. He also serves as President and CEO of Endeavor Capital Management, LLC. Mr. Simanson previously served as President and CEO of First Avenue National Bank and has been the Managing Director of First Capital Group, LLC., an investment banking advisory firm. He holds a J.D. from Vanderbilt and an MBA from George Washington University.
David Wasik
Mr. Wasik is an independent member of the StreetShares’ Board of Directors. Mr. Wasik served as a senior executive at Capital One in a variety of roles for over 15 years. He currently serves as Vice President of Operations at HOPE International, a non-profit microfinance organization. He holds a B.S.E. from Duke University.
Board of Advisors
Troy A. Paredes
Mr. Paredes is the founder of Paredes Strategies LLC. He also currently serves as Distinguished Policy Fellow and Lecturer at the University of Pennsylvania Law School and as Lecturer on Law at Harvard Law School. From 2008 to 2013, Mr. Paredes served as a Commissioner of the U.S. Securities and Exchange Commission (SEC). Before joining the SEC, Mr. Paredes was a tenured professor at Washington University School of Law in St. Louis and held a courtesy appointment at Washington University’s Olin Business School. He taught and researched in the areas of securities regulation and corporate governance. At other times in his career, Mr. Paredes has practiced as a corporate lawyer and has been a consultant at a large firm. He has authored numerous academic articles and is the co-author (beginning with the fourth edition) of a multi-volume securities regulation treatise, with Louis Loss and Joel Seligman. Mr. Paredes holds a Bachelor’s degree in economics from the University of California at Berkeley and a JD from Yale Law School.
Raj Date
Mr. Date serves as Managing Partner at Fenway Summer LLC, a consumer finance investment firm headquartered in Washington, DC. Mr. Date serves as a Director for several high-growth firms in consumer finance. Mr. Date was the first-ever Deputy Director of the U.S. Consumer Financial Protection Bureau (CFPB). As the Bureau’s second-ranking official, he helped steward the CFPB’s strategy, its operations, and its policy agenda. He also served on the senior staff committee of the Financial Stability Oversight Council and as a statutory deputy to the Board of the Federal Deposit Insurance Corporation. Before being appointed Deputy Director of the CFPB, he acted as the interim leader of the new agency, serving as the Special Advisor to the Secretary of the Treasury. He led the CFPB for most of the first six months after its launch. He is a graduate of the College of Engineering at the University of California at Berkeley and Harvard Law School.
General (ret.) George Casey, USA
General Casey served as the Chief of Staff of the U.S. Army, the Army’s senior military officer, leading an organization of over 1 million men and women with a $200+ billion operating budget. General Casey’s 41-year military career included command of the Multinational Force-Iraq, a coalition of more than 30 countries and numerous Army commands. He currently serves as a Director at Georgetown University and as a Distinguished Senior Lecturer of Leadership at the Johnson Graduate School of Management at

Cornell University. He also serves on several corporate Boards. He holds a Bachelor’s degree from the Georgetown University School of Foreign Service and received his Master’s in international relations from Denver University.
Pete Hartigan
Mr. Hartigan is CEO and Founder of Trusted Ventures, LLC, a digital marketplace holding company, located in San Francisco. Mr. Hartigan was on the founding team of SoFi (Social Finance) and served as SoFi’s Chief Community Officer and first Vice President of Sales. He has been an entrepreneur and worked at three venture capital firms (located in both Silicon Valley and Boston) with over $5 billion under management. He has a Bachelor’s degree from Duke University and an MBA from Stanford’s Graduate School of Business.
Family Relationships
None.
Conflicts of Interest
We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and StreetShares on the other hand. Two transactions should be noted (further information provided in the consolidated financial statements):
(1)
A small amount of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of June 30, 2016 and 2015, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

(2)
On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”), of which Gary Simanson is President and CEO, where Endeavor shall provide a line of credit to StreetShares for up to the amount set forth in a schedule provided by StreetShares. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of StreetShares. This line of credit is part of a volume purchase deal with Endeavor that is still pending.

Involvement in Certain Legal Proceedings
Except for routine collections suits against borrowers from time to time, we are not a party to any litigation.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation of our three most highly paid executive officers for the 2016 fiscal year was as follows:
Executive Officers:	Cash compensation	Other compensation	Total compensation
Mark L. Rockefeller	$175,000	$412	$175,412
Michael Konson	$175,000	$412	$175,412
Madhur Grover	$115,000	$699	$115,699
The Company has five directors, but only the two directors who also serve as officers and Mr. Wasik are compensated, and only two of those fall within the category of the three most highly paid employees of the Company. Messrs. Acree and Simanson are not compensated for their Board service. Executive compensation is set annually by our Board’s Compensation Committee based on several factors including: company and individual leadership, performance compensation of competitor peer group, and other factors. All StreetShares employees, including Messrs. Rockefeller, Konson, and Grover are eligible for performance-based bonus when the Company hits periodic loan volume targets. Additionally, Messrs.

Rockefeller and Konson are each eligible for a $50,000 performance-based bonus when the Company hits annual loan volume targets set by the Board’s Compensation Committee.
Item 4.
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS
Name and address of beneficial owner(1)	Amount and nature of beneficial ownership as of June 30, 2016(2)	Amount and nature of beneficial acquirable as of June 30, 2016	Percent of class
Mark L. Rockefeller	4,215,000 shares(3)	0	38%
Michael Konson	3,311,974 shares(4)	0	29%, 2%
Jesse Cushman	330,000 shares(5)	0	3%
Madhur Grover	216,645 shares(6)	0	2%
Endeavor Equity Holdings	4,050,366 shares(7)	0	29%
Fenway Summer Ventures	1,897,094 shares(8)	0	13%
All executive officers and directors as a group (6 persons, 2 of whom represent equity investors)(9)	14,672,607 shares	0	N/A

(1)
Unless otherwise noted, the address of each executive officer or directors is StreetShares, Inc., 1985 Isaac Newton Square West, Suite 103, Reston, VA 20190.

(2)
For common stock, assumes conversion of all issued and outstanding preferred stock to common stock at the current 1:1 conversion ratio.

(3)
Consists of 4,215,000 shares of common stock.

(4)
Consists of 3,200,000 shares of common stock and 96,974 shares of Series Seed Preferred Stock.

(5)
Consists of 330,000 shares of common stock.

(6)
Consists of 216,643 shares of common stock.

(7)
Consists of 4,050,366 shares of Series A preferred stock.

(8)
Consists of 1,897,094 shares of Series A preferred stock.

(9)
Includes Messrs. Rockefeller, Konson, Grover, and Cushman, as well as Endeavor Equity Holdings, Endeavor Capital Investments, and Fenway Summer Ventures.

Item 5.
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
As stated in Item 3, two transactions should be noted (additional information provided in the consolidated financial statements).
Some start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders, Messrs. Rockefeller and Konson. As of June 30, 2016 and 2015, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets (see financial statements for details).
On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”), of which current StreetShares Director Gary Simanson is President and CEO (see financial statements for details). Pursuant to this agreement, Endeavor shall provide a line of credit to StreetShares for up to the amount set forth in a schedule provided by StreetShares. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of StreetShares. This line of credit is part of a loan volume purchase deal formed in the ordinary course of business with Endeavor that is still pending. Endeavor is one of multiple institutional investors that currently purchase fractional interests in loan assets produced by StreetShares and its subsidiaries in the ordinary course of business.
Item 6.
OTHER INFORMATION
As mentioned in Item 2, StreetShares raised additional “Series A Round” of equity financing in February 2016 and June 2016 in the amount of approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock (“Preferred Stock”). An additional, approximately $2.4 million in convertible notes raised in May 2015 converted to preferred stock pursuant to this fund raise. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes.
This new investment round resulted in a change of voting control on the Board of Directors, as previously reported by the Company on Form 1-U in February 2016. One of the common shareholder Board representatives was eliminated, resulting in the resignation of Hayley Chang from the Board. Similarly, the two preferred shareholder representatives from the Series Seed financing relinquished their formal director positions in exchange for observer rights, resulting in the resignations of Paul Breloff and Don Rogers from the Board. As part of the Series A equity financing, the Company appointed two new directors as preferred shareholder representatives: Mr. Alex Acree, Managing Director of Fenway Summer Ventures GP, LLC, the General Partner of Fenway Summer Ventures; and Mr. Gary Simanson, Manager of Endeavor Equity Holdings, LLC. The fifth seat on the Board was granted to Mr. David Wasik, an independent director. Messrs. Rockefeller and Konson hold the other two Board seats. In July of 2016, Hayley Chang, StreetShares’ previous General Counsel and Chief Compliance Officer and Board Secretary, left the Company. Jesse Cushman has since served as the interim Secretary of the Board. Effective September 28, 2016, Mr. David Toro became the Company’s General Counsel and Chief Compliance Officer and will assume the duties of Board secretary.

Consolidated Financial Statements
As of and for the Years Ended June 30, 2016 and 2015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
8219 Leesburg Pike, Suite 800
Tysons, VA 22182-2625
tel 703 923 8300
fax 703 923 8330
bakertilly.com

Independent Auditors’ Report
To the Board of Directors and Stockholders of
StreetShares, Inc. and Subsidiaries
Reston, Virginia
We have audited the accompanying consolidated financial statements of StreetShares, Inc., (a Delaware corporation) and subsidiaries, which comprise the consolidated balance sheets as of June 30, 2016 and 2015, and the related consolidated statements of operations, changes in redeemable stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StreetShares, Inc. and subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.
Tysons, Virginia
October 28, 2016

StreetShares, Inc. and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2016 and 2015
	2016	2015
Assets
Cash and cash equivalents	$3,510,618	$1,542,482
Advances from investors	764,963	509,198
Loans, net	5,536,057	2,003,686
Notes due from shareholders	340,000	—
Accrued interest receivable	23,754	8,931
Prepaid expenses	99,145	28,163
Property, equipment, and software, net	47,940	54,516
Other assets	6,193	20,363
Total Assets	$10,328,670	$4,167,339
Liabilities, Redeemable Stock, and Stockholders’ Deficit
Liabilities
Accounts payable	$166,271	$15,359
Accrued expenses	93,091	253,855
Payable to Reg D and Institutional investors	5,699,888	2,254,961
Payable to Reg A+ investors	52,652	—
Accrued interest payable	24,501	6,338
Deferred revenue	22,141	12,428
Lines of credit	252,567	—
Net advances owed to stockholders	33,535	49,279
Other liabilities	91,853	206,282
Convertible debt, at fair value	—	2,063,855
Total Liabilities	6,436,499	4,862,357
Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of June 30, 2016 and 2015 (liquidation preference value of $1,200,000 as of June 30, 2016 and June 30, 2015)	1,200,000	1,200,000
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued and outstanding as of June 30, 2016 (liquidation preference value of $8,007,568 as of June 30, 2016)	8,007,568	—
Stockholders’ Deficit
Common stock; $0.0001 par value; 40,400,000 shares authorized; 10,030,396 shares issued and 9,412,608 outstanding as of June 30, 2016 10,030,396 shares issued and outstanding as of June 30, 2015	1,003	1,003
Additional paid-in capital	142,610	261,430
Treasury stock, at cost, 617,788 shares as of June 30, 2016 and 0 shares as of June 30, 2015	(62)	—
Accumulated deficit	(5,458,948)	(2,157,451)
Total stockholders’ deficit	(5,315,397)	(1,895,018)
Total Liabilities, Redeemable Stock, and Stockholders’ Deficit	$10,328,670	$4,167,339

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended June 30, 2016 and 2015
	2016	2015
Operating Revenue
Auction success fees	$310,240	$86,855
Origination fees	11,533	1,627
Service fees	47,463	5,843
Other loan revenue	—	249
Total operating revenue	369,236	94,574
Net Interest Income (Expense)
Interest income	64,922	36,876
Interest expense	(124,813)	(23,389)
Total net interest (expense) income	(59,891)	13,487
Provision for Loan Losses	(43,729)	(19,750)
Net revenue	265,616	88,311
Operating Expenses
Payroll and payroll taxes	1,853,194	1,000,592
Professional fees	384,502	325,755
Marketing expenses	579,331	318,072
General and administrative	45,918	49,806
Rent expense	63,904	57,519
Depreciation and amortization	20,000	16,853
Other operating expenses	645,264	251,009
Total operating expenses	3,592,113	2,019,606
Other Income
Other income	25,000	—
Net Loss	$(3,301,497)	$(1,931,295)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit
For the Years Ended June 30, 2016 and 2015
	Redeemable Stock		Redeemable Stock		Stockholders’ Deficit
	Series Seed Preferred Stock		A Round Series Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance, June 30, 2014	4,735,924	$1,200,000	—	$—	10,000,000	$1,000	$—	(127,600)	$(13)	$(226,156)	$(225,169)
Issuance of Common Stock	—	—	—	—	22,721	2	7,501	127,600	13	—	7,516
Exercise of Warrants to Purchase Common Stock	—	—	—	—	7,675	1	338	—	—	—	339
Stock Compensation	—	—	—	—	—	—	7,411	—	—	—	7,411
Debt Discount on Convertible Notes – Net of Tax	—	—	—	—	—	—	246,180	—	—	—	246,180
Net Loss	—	—	—	—	—	—	—	—	—	(1,931,295)	(1,931,295)
Balance, June 30, 2015	4,735,924	1,200,000	—	—	10,030,396	1,003	261,430	—	—	(2,157,451)	(1,895,018)
Repurchase of Common Stock	—	—	—	—	—	—	—	(1,237,500)	(124)	(124)
Issuance of Common Stock	—	—	—	—	—	—	26,712	602,287	60	—	26,772
Conversion of Convertible Promissory Notes	—	—	5,124,786	2,570,394	—	—	—	—	—	—	—
Issuance of Series Seed Preferred Stock	—	—	9,363,289	5,525,000	—	—	—	—	—	—	—
Exercise of Warrants to Purchase Common Stock	—	—	—	—	—	—	566	17,425	2	—	568
Stock Warrants	—	—	—	—	—	—	88,534	—	—	—	88,534
Stock Compensation	—	—	—	—	—	—	11,548	—	—	—	11,548
Debt Discount on Convertible Notes – Net of Tax	—	—	—	—	—	—	(246,180)	—	—	—	(246,180)
Direct Cost of Stock Issued	—	—	—	(87,826)	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	—	—	(3,301,497)	(3,301,497)
Balance, June 30, 2016	4,735,924	$1,200,000	14,488,075	$8,007,568	10,030,396	$1,003	$142,610	(617,788)	$(62)	$(5,458,948)	$(5,315,397)

The accompanying notes are an integral part of these consolidated financial statements.

StreetShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2016 and 2015
	2016	2015
Cash Flows from Operating Activities
Net loss	$(3,301,497)	$(1,931,295)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	20,000	16,853
Stock compensation expense	11,548	7,411
Warrant expense	88,534	—
Provision for loan losses	43,729	19,750
Interest on convertible notes	96,239	24,655
Changes in assets and liabilities:
Advances from investors	(255,765)	(509,198)
Prepaid expenses and other assets	(59,492)	(25,157)
Loans	(3,728,056)	(2,139,515)
Accrued interest receivable	(14,823)	(8,931)
Deferred revenue	9,713	12,428
Accounts payable	150,912	5,231
Accrued expenses	(160,764)	190,757
Payable to Reg D and Institutional investors	3,598,541	2,371,040
Payable to Reg A+ investors	52,652	—
Accrued interest payable	18,163	6,338
Other liabilities	(24,830)	4,086
Net cash used in operating activities	(3,455,196)	(1,955,547)
Cash Flows from Investing Activities
Purchase of property, equipment, and software	(10,745)	(35,141)
Cash Flows from Financing Activities
Lines of credit	263,851	—
Decrease in net advances owed to stockholders	(15,744)	(16,935)
Increase in notes due from stockholders	(340,000)	—
Issuance of common stock	27,340	7,855
Issuance of series seed preferred stock	5,525,000	—
Issuance of convertible debt	—	2,449,500
Purchase of treasury stock	(124)	—
Series A closing cost	(87,826)	—
Deferred financing costs	—	(4,593)
Early exercise of stock options	61,580	34,621
Net cash provided by financing activities	5,434,077	2,470,448
Net Increase in Cash and Cash Equivalents	1,968,136	479,760
Cash and Cash Equivalents, beginning of year	1,542,482	1,062,722
Cash and Cash Equivalents, end of year	$3,510,618	$1,542,482
Supplemental Information
Cash paid for interest	$106,650	$17,051
Non-cash Financing Transactions:
Conversion of convertible debt to series seed preferred stock	$(2,570,394)	$—
The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION
StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates four subsidiaries, StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013, StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014, StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015, STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS and STR. Collectively, these entities are known as “the Company”.
The Company’s principal activity is providing business loans to small businesses located throughout the United States. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, three years, and five years from July 2014 to June 2015. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, and three years from July 2015 to December 2015. Effective January 1, 2016, the Company offers loans from $2,000 to $100,000 for terms of 3 months, 6 months, 1 year, 18 months, 2 years, and 3 years and introduced a Flexible Draw Loan/Line of Credit product on April 1, 2016.
The Company makes an investment representing a portion of every approved loan and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D and Institutional”) loan investors bid an amount of the loan and required interest rate. At the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount are consolidated into one term loan for the borrower at the weighted average rate. Each Reg. D and Institutional investor who wins the auction receives their required interest rate.
The Company qualified for Regulation A+ (“Reg. A+”) from the Security and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes to investors. StreetShares Notes are offered at a fixed rate at a minimum investment of  $25. The proceeds of the StreetShares Notes offering are used primarily to fund loans made on the StreetShares marketplace.
The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation — The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC, SSF, SSIS, and STR. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities (“VIE”).
Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include allowance for loan losses, stock based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, the valuation of deferred tax assets, and the fair value of convertible debt. The Company bases its estimates on historical experience, current events, third party valuations, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

Cash and Cash Equivalents — The term “cash”, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.
Advances from Reg. D and Institutional Investors — The Company requires cash deposits from prospective Reg. D and institutional investors (lenders) in anticipation of their participation in future loan auction activities. Deposits are refundable and, accordingly, are included as a component of Payable to Reg. D and institutional investors.
Loans — The Company values their loans at the principal balance outstanding reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date.
Allowance for Loan Losses — The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.
The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, are considered in estimating the effect of any incurred losses on the recorded amount of the allowance for loan losses, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent upon conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and institutional investors.
Impaired and Charged-Off Loans — The Company loans are paid back on a weekly basis. The Company considers a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.
Generally, after 150 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining balance. Charge-offs will be allocated to the Company and the Reg. D and institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.
Unfunded Loan Accrual and Off-Balance Sheet Exposure — The Company began offering a flexible draw loan/line of credit product in April 2016. An accrual is recognized for the Company’s credit loss on the unfunded exposure of the line of credit.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

The credit loss is calculated using the same method as the allowance for loan losses. The entire unfunded amount is expected to be drawn, until historical data can be determined. The Company expects to fund approximately 12 percent of the amount expected to be drawn. As of June 30, 2016, the total line of credit unfunded credit exposure was approximately $300,000, of which approximately $36,000 was related to the undrawn exposure expected to be funded by the Company. As of June 30, 2016, the total line of credit unfunded credit loss was approximately $13,816, of which approximately $1,658 was related to the undrawn exposure expected to be funded by the Company.
Property, Equipment, and Software — Property, equipment, and software (“PE&S”) consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five year useful life. All other PE&S assets are estimated to have a two to five year useful life or lease-term, if shorter, for leasehold improvements.
The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally two to five years.
PE&S consisted of the following:
	Estimated Useful Life	June 30, 2016	June 30, 2015
Computer and electronics	5 years	$51,565	$41,950
Office equipment, furniture, and fixtures	5 years	3,543	3,543
Capitalized internal-use software	3 years	22,812	22,812
Leasehold improvements	life of lease	1,150	1,150
Patent		1,130	—
		80,200	69,455
Less: accumulated depreciation and amortization		(32,260)	(14,939)
Property, Equipment, and Software, net		$47,940	$54,516

Depreciation and amortization expense for the years ended June 30, 2016 and 2015 was approximately $20,000 and $16,900, respectively, of which $2,679 and $1,914, respectively, related to amortization of deferred financing costs.
The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.
Loans and Payable to Reg. D and Institutional Investors — The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans to borrowers. MPDNs are unregistered securities sold to Reg. D and some institutional investors that are dependent upon the performance of a portion of the Company’s note to the borrower. Reg. D and institutional investors specify the amount they require to fund that portion of the loan and the term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

payments received, according to the respective principal balances funded by the Reg. D or institutional investor, less applicable servicing fees. MPDNs are available to accredited investors only. Some institutional investors purchase actual loan participations and not MPDNs.
Revenue Recognition — The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on loans originated. Interest income on loans is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next scheduled payment date. Service fees are fees charged to Reg. D and institutional investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received.
The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and institutional investors, are recognized when received upon the funding of the loans.
The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan Reg. D and institutional investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.
Income Taxes — The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.
Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.
The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2016, includes all returns filed since the Company’s inception. No income tax returns are currently under examination by taxing authorities.
Accounting for Stock-Based Compensation — The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.
Advertising Costs — All advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2016 and 2015 was approximately $579,331 and $318,072, respectively.
Fair Value Measurement — In accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, the Company uses a three-tier fair value hierarchy to classify and disclose all assets and

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in period subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities accessible by the Company at the measurement date.
Level 2 — Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other unobservable inputs other than quoted prices.
Level 3 — Unobservable inputs for assets or liabilities for which there is little or no market data, which require the Company to develop its own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate the Company’s estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to fair value measurement.
Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under the amended guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has voted to approve a one-year deferral of the effective date from January 1, 2017 to January 1, 2018, while allowing for early adoption as of January 1, 2017. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Company’s consolidated financial statements, but significant disclosures to the Notes thereto will be required.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40). In connection with preparing financial statements for each annual and interim reporting periods, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued (or at the date that the financial statements are available to be issued when applicable). The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this guidance is not expected to have a significant impact on the consolidated financial condition, results of operations, or liquidity of the Company.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement — Extraordinary and Unusual items (Subtopic 22-20). The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) — Amendments to the Consolidation Analysis. Under the amended guidance all reporting entities are within the scope of Subtopic 810-10, Consolidation — Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The presumption that a general partner controls a limited partnership has been eliminated. The ASU is effective for the annual period ending after December 15, 2015, and all reporting periods thereafter. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — CONTINUED

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). The ASU alters the current method for recognizing credit losses within the reserve account. The new guidance will require the allowance to be recorded on day one for the contractual term of the financial asset. ASU No. 2016-13 is effective for fiscal years beginning after December 15, 2019. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.
NOTE 3 — LOANS AND PAYABLE TO REG. D AND INSTITUTIONAL INVESTORS
The Company’s marketplace is where borrowers and Reg. D and institutional investors engage in transactions relating to custom loans. SSLC issues notes to the borrowers and StreetShares, Inc. issues notes as a means to allow Reg. D and institutional investors to invest in the associated loans.
As of June 30, 2016, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:
	StreetShares Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding
Loans	$635,336	$5,204,617	$5,839,953
Allowance for loans losses	(34,204)	(269,692)	(303,896)
Total loans, net	$601,132	$4,934,925	$5,536,057

As of June 30, 2015 loans outstanding, on the accompanying consolidated balance sheet, consists of the following:
	StreetShares Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding
Loans	$277,673	$1,861,842	$2,139,515
Allowance for loans losses	(19,750)	(116,079)	(135,829)
Total loans, net	$257,923	$1,745,763	$2,003,686

As of June 30, 2016, payable to Reg. D and institutional investors, on the accompanying consolidated balance sheet, consists of the following:
Net loans owned by Reg. D and Institutional investors	$5,204,617
Allowance for loan losses	(269,692)
Advances from Reg. D and Institutional investors	764,963
Total payable to Reg. D and Institutional investors	$5,699,888

As of June 30, 2015, payable to Reg. D and institutional investors, on the accompanying consolidated balance sheet, consists of the following:
Net loans owned by Reg. D and Institutional investors	$1,861,842
Allowance for loan losses	(116,079)
Advances from Reg. D and Institutional investors	509,198
Total payable to Reg. D and Institutional investors	$2,254,961

As of June 30, 2016, loans had original terms of three months, six months, one year, 18 months, two years, three years, and five years. As of June 30, 2015, loans had original terms of six months, one year, two years, three years, and five years.
As of June 30, 2016, all loans outstanding had originated within the previous 23 months, through marketplace auctions. Because the terms of these loans were established through such auctions, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and institutional investors approximate their fair value.

NOTE 3 — LOANS AND PAYABLE TO REG. D AND INSTITUTIONAL INVESTORS
 — CONTINUED

As of June 30, 2016 and 2015, $235,113 and $98,829, respectively, of loans were late in payment over 14 days and $123,419 and $14,346, respectively, of loans were more than 90 days past due and still accruing.
As of June 30, 2016, future annual maturities of notes due to Reg. D and institutional investors were as follows:
Year Ending June 30	Amount
2017	$4,630,135
2018	997,223
2019	69,480
2020	3,050
As of June 30, 2016 and 2015 allowance for loan losses, on the accompanying consolidated balance sheets, consists of the following:
	StreetShares, Inc.	Investor	Total
Allowance for loans losses – Balance as of June 30, 2014	$—	$—	$—
Provision for loan losses	$19,750	$116,079	$135,829
Allowance for loans losses – Balance as of June 30, 2015	19,750	116,079	135,829
Provision for loan losses	43,729	303,160	346,889
Loans charged off	(29,275)	(149,547)	(178,822)
Allowance for loans losses – Balance as of June 30, 2016	$34,204	$269,692	$303,896

There were no net recoveries related to ALL for the years ended June 30, 2016 and 2015.
NOTE 4 — REDEEMABLE STOCK AND STOCKHOLDERS’ EQUITY
In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of  $0.258 per share.
In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.
In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds which was included in Notes due from shareholders as of June 30, 2016. The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,124,786 shares were converted from convertible debt to A Round Series Convertible Preferred Stock as part of the February 2016 close, additional details are explained in Note 8. The Company incurred direct legal costs in the issuance of the A Round Series stock totaling $87,826 which was reflected as a reduction of the carrying amount of the A Round Series preferred stock on the accompanying consolidated balance sheets.
In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred

NOTE 4 — REDEEMABLE STOCK AND STOCKHOLDERS’ EQUITY — CONTINUED

stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.
Voting — Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as two-thirds of the shares, voting as a single and separate class, is required in order to authorize certain actions of the Company including, the removal or replacement of the Chief Executive Officer, Chief Operating Officer, or Chief Technology Officer, any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the Series Preferred.
As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated Certification of Incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.
Conversion — The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of June 30, 2016 and 2015, is 1:1.
Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate,
(1)
at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or

(2)
immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.

Liquidation — In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any

NOTE 4 — REDEEMABLE STOCK AND STOCKHOLDERS’ EQUITY — CONTINUED

declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.
Dividends — If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.
Redemption — The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as two-thirds of the shares, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.
The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.
Stock Warrants — For the years ended June 30, 2016 and 2015, the Company issued warrants to purchase up to 306,470 and 390,196 shares of common stock, respectively, in exchange for hitting various benchmarks, of which 17,425 and 7,675 shares, respectively, were exercised during the year. Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to February 2021. The Company cancelled warrants to purchase 164,123 shares of common stock previously issued to an investor in August 2015.
Restricted Stock — On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. As of the date of the Restricted Stock Purchase Agreement, 25 percent of the shares of stock will vest immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option on November 5, 2017.
Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015. On July 6, 2015 the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share.
NOTE 5 — STOCK-BASED COMPENSATION
In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company had initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

NOTE 5 — STOCK-BASED COMPENSATION — CONTINUED

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.
A summary of stock option activity under the 2014 EIP of the Company is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Outstanding at June 30, 2014	937,600	$0.05	10 years
Granted	353,416	$0.05	10 years
Exercised	(150,321)	0.05	—
Canceled	—	—	—
Outstanding at June 30, 2015	1,140,695	0.05	9.1 years
Granted	1,528,068	0.06	10 years
Exercised	(602,287)	0.04	—
Canceled	(21,507)	0.04	—
Outstanding as of June 30, 2016	2,044,969	$0.06	9 years

A summary of vested options and unvested options expected to vest at June 30, 2016, is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Options at June 30, 2016
Vested	63,823	$0.05	8.6 years
Unvested and exercisable	1,981,146	0.06	9 years
Vested and Expected to Vest	2,044,969	$0.06	9 years

A summary of vested options and unvested options expected to vest at June 30, 2015, is as follows:
	Number of Option Shares	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term
Options at June 30, 2015
Vested	83,643	$0.05	9 years
Unvested and exercisable	1,057,052	0.05	9.1 years
Vested and Expected to Vest	1,140,695	$0.05	9.1 years

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.
The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in

NOTE 5 — STOCK-BASED COMPENSATION — CONTINUED

the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.
The fair value of each option was estimated on the date of grant using the following assumptions for grants:
	June 30, 2016	June 30, 2015
Stock price volatility	55%	48%
Expected term	7 years	7 years
Risk-free interest rate	1.53% – 2.04%	1.37% – 1.77%
Dividend yield	0%	0%
The Company recognized compensation expense in the amount of approximately $11,548 and $7,400 for the years ended June 30, 2016 and 2015, respectively. The total unamortized compensation expense related to awards of approximately $60,400 and $24,900 as of June 30, 2016 and 2015, respectively, is expected to be recognized over a weighted average remaining period of three years. As of June 30, 2016 and 2015, the Company received approximately $62,500 and $34,600, respectively, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets.
NOTE 6 — INCOME TAXES
The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At June 30, 2016 and 2015, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of June 30, 2016 and 2015, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $2,065,000 and $860,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.
The Company recorded $0 and $164,120 related to tax effect of the convertible debt for the years ended June 30, 2016 and 2015, respectively. The amount is included in liabilities on the accompanying consolidated balance sheets.
NOTE 7 — LINES OF CREDIT
On June 19, 2014, the Company obtained a line of credit with a financial institution, EagleBank, with maximum borrowings of up to $100,000 to provide the Company short-term working capital and is secured by a first priority blanket lien on substantially all of the Company’s assets and is further guaranteed for repayment by the Company’s two co-founders, individually. Interest is payable monthly which accrues interest at the 30-day London Interbank Offered Rate adjusted on a daily basis plus 3.5 percent, subject to a floor rate of 4.5 percent. The interest rate was 4.5 percent as of June 30, 2016 and 2015. In December 2014, the Company obtained an additional line of credit with maximum borrowings of up to $400,000. Both line of credits were closed as of June 30, 2016.

NOTE 7 — LINES OF CREDIT — CONTINUED

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”) where Endeavor shall provide a line of credit to StreetShares for up to the amount set forth in a schedule provided by the Company. The Company shall pay Endeavor a simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of the Company. This line of credit is part of a volume purchase deal with Endeavor that is still pending. As of June 30, 2016, the Company drew $252,567 on the line of credit.
NOTE 8 — CONVERTIBLE DEBT
From February 2015 to May 2015, the Company issued approximately $2,449,500 in convertible promissory notes to investors, which are convertible into shares of the Company’s preferred A round stock. The convertible debt has a term of 18 months from the issuance date and accrues interest at 6 percent per annum. As of June 30, 2015, accrued and unpaid interest under the convertible debt was approximately $24,700. These notes have conversion features that will result in the notes being automatically converted into the Company’s stock if the Company issues equity securities of at least $1,000,000, in a single or series of multiple-related closings of the same offering. These notes are reflected on the accompanying consolidated balance sheet at their estimated fair value. Fair value has been estimated by discounting the principal balance outstanding using the Company’s estimated incremental borrowing rate (13 percent) applied over the estimated term to conversion (18 months). The determination of fair value involved the use of Level 2 inputs. The resulting discount was reflected as a component of additional paid-in capital.
The notes converted to Company stock on February 14, 2016 in conjunction with the A round series equity investment primary closing. At the time of conversion, the convertible debt had $120,894 of accrued and unpaid interest, resulting in $2,570,394 converting for the issuance of 5,124,786 shares of A Round Series Convertible Preferred Stock.
NOTE 9 — RELATED PARTIES
Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of June 30, 2016 and 2015, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.
On December 22, 2015, the Company entered into an agreement with Endeavor, of which Endeavor shall provide a line of credit to the Company. As security for the line of credit, Endeavor shall be granted a blanket lien on the assets of the Company. This line of credit is part of a volume purchase deal with Endeavor that is still pending.
NOTE 10 — ACCRUED EXPENSES
Accrued expenses as of June 30, 2016 and 2015 were comprised of the following:
	2016	2015
Accrued marketing fee	$—	$18,023
Accrued professional and legal fee	60,964	217,057
Accrued payroll	—	9,415
Other	32,127	9,360
	$93,091	$253,855

NOTE 11 — OTHER OPERATING EXPENSES
Other operating expenses for the years ended June 30, 2016 and 2015 were comprised of the following:
	2016	2015
Credit Fees	$94,613	$6,593
Referral Fees	45,844	1,600
Benefits	107,793	27,111
Conference & Seminars	19,823	37,630
Insurance	26,888	1,904
Loan Servicing	60,865	17,734
Call Center Fees	40,583	26,509
Software Subscriptions	75,827	49,837
Warrant Expense	88,534	—
Other Expenses	84,494	82,092
	$645,264	$251,009

NOTE 12 — SUBSEQUENT EVENTS
The Company has evaluated its consolidated financial statements for subsequent events through October 28, 2016, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.
Effective July 1, 2016, the Company granted 741,147 equity options.
Effective July 22, 2016, the General Counsel/Chief Compliance Officer surrendered 120,750 shares of common stock to the Company at fair market value. The individual resigned from their position as an employee with the Company.
Effective August 15, 2016, the Company removed the rate portion of the bids in the auction on the marketplace from Reg. D and institutional investors. All loans now fund at the Company rate.
Effective September 23, 2016, the Company granted an Independent Board Member 86,895 options as compensation for serving on the Board.
Effective October 6, 2016, an employee resigned and surrendered 31,792 shares of common stock to the Company at fair market value.

PART III — EXHIBITS
Index to Exhibits
Exhibit Number	Description	Incorporated by Reference
2.1	Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on December 3, 2013.	Exhibit 2.1 to Offering Statement filed December 04, 2015 (File no. 024-10498)
2.2	Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on May 1, 2014.	Exhibit 2.2 to Offering Statement filed December 04, 2015 (File no. 024-10498)
2.3	Second Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on February 24, 2016.
2.4	Bylaws of StreetShares, Inc., adopted by the Board of Directors on December 3, 2013.	Exhibit 2.3 to Offering Statement filed December 04, 2015 (File no. 024-10498)
3.1	Form of StreetShares Note.	Exhibit 3.1 to Offering Statement filed December 04, 2015 (File no. 024-10498)
3.2	StreetShares, Inc. Stockholders’ Agreement dated as of May 1, 2014.	Exhibit 3.2 to Offering Statement filed December 04, 2015 (File no. 024-10498)
4.1	StreetShares Subscription Agreement	Exhibit 4.1 to Offering Statement filed December 22, 2014 (File no. 024-10498)
10.1	Power of Attorney (contained on the signature page hereto)
11.1	Consent of Independent Auditors

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer certifies has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 28th day of October, 2016.
STREETSHARES, INC.
By:	/s/ Mark L. Rockefeller
Name:	Mark L. Rockefeller
Title:	Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mark L. Rockefeller and David Toro as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this filing, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and generally to do all such things in their names and behalf in their capacities as officers and directors to enable the Company to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.
Name and Signature	Title	Date
/s/ Mark L. Rockefeller Mark L. Rockefeller	Chief Executive Officer, Director (Principal Executive Officer)	October 28, 2016
/s/ Jesse Cushman Jesse Cushman	Vice President, Finance (Principal Financial & Accounting Officer)	October 28, 2016
/s/ Michael Konson Michael Konson	Chief Operating Officer, Director	October 28, 2016
/s/ David Toro David Toro	General Counsel & Chief Compliance Officer	October 28, 2016
/s/ Alexander Acree Alexander Acree	Director	October 28, 2016
/s/ Gary Simanson Gary Simanson	Director	October 28, 2016
/s/ David Wasik David Wasik	Director	October 28, 2016